EXHIBIT 99

PRESS RELEASE

Magna Announces Termination of Merger Agreement With Veoneer

  Magna waived four-day matching period to make counterproposal
  Veoneer to pay termination fee
  Decision to waive underscores Magna’s disciplined approach to valuation

AURORA, Ontario, Oct. 04, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that the board of directors of Veoneer, Inc. has determined that the previously announced proposal by Qualcomm Incorporated to acquire Veoneer for $37 per share is a superior proposal under the terms of the previously announced merger agreement between Magna and Veoneer, and that Magna has waived the four-day matching period to make a counterproposal. Accordingly, Veoneer has terminated its merger agreement with Magna and entered into a merger agreement with Qualcomm.

In connection with the termination of the merger agreement with Magna, Veoneer will pay a termination fee of $110 million to Magna.

“Magna’s waiver decision underscores our disciplined approach to valuation as we pursue strategic acquisitions and continue to act in the best interests of our shareholders,” said Swamy Kotagiri, Magna's CEO. “We remain confident in our long-term value creation potential and our path forward as one of the world’s largest automotive suppliers and key enabler to meet future mobility needs.”

TAGS
Veoneer Acquisition, Merger Agreement, ADAS

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, +1 (905) 726 7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications and PR
tracy.fuerst@magna.com, +1 (248) 761 7004

ABOUT MAGNA
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 87 product development, engineering and sales centers spanning 28 countries.

For further information about Magna, please visit www.magna.com or follow us on Twitter @MagnaInt.

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